March 21, 2019

Jeffrey P. Julien
Chief Financial Officer
Raymond James Financial Inc.
880 Carillon Parkway
St. Petersburg, FL

       Re: Raymond James Financial, Inc.
           Form 10-Q for the Quarterly Period Ended December 31, 2018 Filed February 8, 2019
           File No. 001-09109

Dear Mr. Julien:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended December 31, 2018

Management's Discussion and Analysis
Results of Operations - Private Client Group
Selected Key Metrics, page 53

1. We note your disclosure on page 54 as it relates to changes in your asset management and related administrative fees. We also note the various factors that can impact those fees, such as market movements and shifts to fee-based accounts, advisor recruiting and retention, etc. Please revise your future filings to address the items below.
        Include a rollforward of your fee-based accounts (i.e., similar to the rollforward activity presented on page 57).
        Provide a table presenting your fee-based accounts by objective (i.e., similar to the tabular presentation on page 57).
        In addition to the bullet point above, provide fee rate information (e.g., weighted average fee rate) by objective, including, as needed, a narrative discussing fee rate
 Jeffrey P. Julien
Raymond James Financial Inc.
March 21, 2019
Page 2
             trends and related drivers.
Results of Operations - Asset Management
Financial Assets Under Management, page 57

2. We note your tabular presentation of fee-billable financial assets under management by objective. Please revise your table in future filings to also include fee rate information
         (e.g., weighted average fee rate) by objective, including, as needed, a narrative discussing fee rate trends and related drivers.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Cara Lubit at 202-551-5909 or Hugh West at 202-551-3872 with any questions.



FirstName LastNameJeffrey P. Julien                            Sincerely,
Comapany NameRaymond James Financial Inc.
                                                               Division of
Corporation Finance
March 21, 2019 Page 2                                          Office of
Financial Services
FirstName LastName